UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 2, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 2, 2019, regarding the completion of the transfer of our shares in Fintur Holdings B.V.

Istanbul, April 2, 2019

Announcement Regarding the Completion of the Transfer of Our Shares in Fintur Holdings B.V.

With reference to our announcement dated December 12, 2018, the transfer of our shares in Fintur Holdings B.V. (“Fintur”), in which we hold 41.45% stake, to Sonera Holding B.V., the other shareholder of Fintur, has been completed on April 2, 2019. The final value of the transaction is realized as EUR 352.9 million. As the conditions precedent required for the share transfer have been completed in March, TRY 772.4 million profit generated from the transaction is anticipated to be reflected in our 2019 first quarter financial statements.

Turkcell CEO Murat Erkan stated the following: “Today, we are proud to have completed the transaction, which is an important strategic milestone in our Company’s history. The transfer of our minority shares in Fintur to our partner, a transaction we have been working on over one year, has been completed for EUR 353 million. This transaction confirms our “Asset Light” strategy as well as our strategy to own physical assets in Turkey and drive international expansion via digital assets.

In the meantime, with this transaction through which we generated a cash inflow of nearly TRY 2.2 billion, our liquidity and balance sheet ratios strengthened further and FX position turned into a long position. We will use the proceeds from this transaction in investments which will enrich the value we offer to our customers and strengthen our technology. We will continue to focus on sustainable and profitable growth, our digital operator vision in accordance with our strategy of creating value for our employees and all stakeholders through our customer oriented approach and innovative technology solutions.

According to the 5th and 6th articles of the Capital Markets Board’s “Communiqué Regarding Common Terms On Material Transactions And Right To Exit” with the number II-23.1, this sale transaction does not fall within the category of “Material Transaction”* defined therein.

Board Decision Date for Sale	:	11.12.2018

Were Majority of Independent Board Members' Approved the Board Decision for Sale?	:	Yes

Title of Non-current Financial Asset Sold	:	Fintur Holdings B.V. (“Fintur”)

Field of Activity of Non-current Financial Asset sold	:	Telecommunication investments

Capital of Non-current Financial Asset sold	:	US$ 538,118,000

Date on which the Transaction was/will be Completed	:	02.04.2019

Sales Conditions	:	Cash

Nominal Value of Shares Sold	:	US$ 223,049,911

Sales Price Per Share	:	TRY 9.96

Total Sales Value	:	TRY 2,229,594,570

Ratio of Shares Sold to Capital of Non-current Financial Asset (%)	:	41.45%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Sales Transaction (%)	:	0%

Total Voting Right Ratio Owned in Non-current Financial Asset After Sales Transaction (%)	:	0%

Ratio of Non-current Financial Asset Sold to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	4.0%

Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	10.5%

Effects on Company Operations	:	The parent-subsidiary relationship will cease. Sale transaction is expected to strengthen Turkcell’s financing structure.

Profit / Loss Arised After Transaction	:
As the conditions precedent required for the share transfer have been completed in March, the profit generated from the transaction is calculated over FX rate as of March 31, 2019 and is equivalent of
TRY 772.4 million.

How will Sales Profit be Used if Exists?	:	-

Board Decision Date for Use of Sales Profit if Exists	:	There is no decision taken for this matter.

Title/ Name-Surname of Counter Party Bought	:	Sonera Holding B.V.

Is Counter Party a Related Party According to CMB Regulations?	:	Yes

Relation with Counter Party if any	:	The other shareholder of Fintur with 58.55% stake and subsidiary of one of Turkcell’s shareholders

Agreement Signing Date if Exists	:	12.12.2018

Value Determination Method of Non-current Financial Asset	:	Determined by negotiations taking into account financials of Fintur and market conditions.

Did Valuation Report be Prepared?	:	Yes.

Reason for not Preparing Valuation Report if it was not Prepared	:	-

Date and Number of Valuation Report	:	17.01.2019

Title of Valuation Company Prepared Report	:	Ernst Young Kurumsal FinansmanDanışmanlık A.Ş.

Value Determined in Valuation Report if Exists	:	EUR 340.9 million

Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

*Relevant calculations are as follows:

 a) The ratio of carrying value of the financial asset subject to the sale transaction to total assets as per the latest publicly disclosed financial statements (financial statements for the period ended as of 31 December 2018): 4.0% with a  carrying value of TRY 1,720,305 thousand and total assets of TRY 42,765,275 thousand.

b) The ratio of transaction value to the market value calculated by taking the average of daily adjusted weighted average price of shares over the previous 6-month period prior to date of the Board of Directors’ decision: The market value by taking the average of the adjusted weighted average price of shares over the previous 6-month period prior to the Board of Directors’ decision dated December 11, 2018 is TRY 26,256,218 thousand and the realized transaction value is TRY 2,229,595 thousand translated into TRY with EUR/TRY indicative rate as of March 31, 2019. Accordingly, the ratio is 8.5%.

c) The contribution of the asset that is to be transferred or leased or created a right in rem to the total revenue and the ratio of this amount to the total sales as per the financial statements as at 31 December 2018: The revenue contribution is TRY 0 and the sales as per the latest annual financial statements is TRY 21,292,475 thousand. Accordingly, the ratio is 0%.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 2, 2019	By:	/s/ Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 2, 2019	By:	/s/ Osman Yilmaz
		Name:	Osman Yilmaz
		Title:	Chief Financial Officer